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                                            PRICEWATERHOUSECOOPERS LLP

                                            Two Commerce Square, Suite 1700
                                            2001 Market Street
                                            Philadelphia PA 19103-7042
                                            Telephone (267) 330 3000
                                            Facsimile (267) 330 3300
                                            www.pwc.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 12, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 12, 2009, and with respect to agreement of security purchases and sales, for the period from October 31, 2008 (the date of our last examination), through August 12, 2009:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-    Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 25 security purchases and 25 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank.

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 12, 2009 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

(PRICEWATERHOUSECOOPERS LLP)

Philadelphia, Pennsylvania
September 14, 2009

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 12, 2009 and from October 31, 2008 through August 12, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 12, 2009 and from October 31, 2008 through August 12, 2009, with respect to securities reflected in the investment account of the Fund.


By: /s/ Philip T. Masterson
    ---------------------------------
    Philip T. Masterson, President
    The Advisors' Inner Circle Fund

    ---------------------------------
    Date


By: /s/ Michael Lawson
    ---------------------------------
    Michael Lawson, Controller and
    Chief Financial Officer
    The Advisors' Inner Circle Fund

    ---------------------------------
    Date


By: /s/ John Kernan
    ---------------------------------
    John Kernan, Managing Director
    Allegiant Asset Management Group

    ---------------------------------
    Date

FUND NAME                                                   STATE           REGISTRATION     FILE NUMBER
---------                                            ------------------   ---------------   ------------
The Advisors' Inner Circle Fund
United Association S & P 500 Index Fund
                                                     ALASKA               ANNUAL              60044418
                                                     ALABAMA              ANNUAL
                                                     CONNECTICUT          ANNUAL               1023481
                                                     KANSAS               ANNUAL            2003S0000867
                                                     KENTUCKY             ANNUAL              600110541
                                                     LOUISIANA            ANNUAL               100843
                                                     MISSOURI             ANNUAL             0002-13700
                                                     NEW JERSEY           ANNUAL              BEM-2290
                                                     NEVADA               ANNUAL
                                                     NEW YORK             OTHER               S30-34-25
                                                     OHIO                 OTHER                 46876
                                                     OREGON               ANNUAL              2003-452

United Association S & P 500 Index Fund - Class I
                                                     DISTRICT OF COLUMB   ANNUAL              60018399
                                                     IOWA                 ANNUAL               I-55228
                                                     MASSACHUSETTS        ANNUAL
                                                     MARYLAND             ANNUAL             SM20030507
                                                     MICHIGAN             ANNUAL               939758
                                                     NEBRASKA             ANNUAL                62033
                                                     OKLAHOMA             ANNUAL             SE-2103201
                                                     TENNESSEE            ANNUAL              RM04-3558
                                                     WASHINGTON           GOOD UNTIL SOLD     60036890
                                                     WISCONSIN            ANNUAL               454553

United Association S & P 500 Index Fund - Class II
                                                     DISTRICT OF COLUMB   ANNUAL              60018540
                                                     IOWA                 ANNUAL               I-55326
                                                     MASSACHUSETTS        ANNUAL
                                                     MARYLAND             ANNUAL             SM20030621
                                                     MICHIGAN             ANNUAL               939759
                                                     NEBRASKA             ANNUAL                59410
                                                     OKLAHOMA             ANNUAL             SE-2116727
                                                     TENNESSEE            ANNUAL              RM04-3558
                                                     TEXAS                GOOD UNTIL SOLD      C 71399
                                                     WASHINGTON           GOOD UNTIL SOLD     60038210
                                                     WISCONSIN            ANNUAL               455368